Exhibit 99.3

Agenda for the extraordinary general meeting of shareholders (the General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Wednesday, September 18, 2024, at 2:30 p.m. CEST (8:30 a.m. EST) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure as set out in the convocation notice, the General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/egm2024.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Board Composition

2.	Appointment of Non-Executive Director

Appointment of Philippe Balducchi as Non-Executive Director for a period of 1 year with effect as of this General Meeting (voting item)

3.	Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

e.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

f.	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

4.	Issuance of shares

Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 35% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

5.	Amendment of the articles of association of the Company

Amendment of the articles of association of the Company and the grant of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed (voting item)

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6.	Cancellation of shares C

Reduction of issued share capital of the Company by a cancellation of 1,233,130 shares C held by the Company in treasury (voting item)

Other

7.	Any other business (discussion item)

8.	Closing

Please note that this is an extraordinary general meeting. The Company will convene an annual general meeting for the approval of 2023 annual accounts following the completion of the audit later this year.

Explanatory notes to the agenda

Item 2: Appointment of Non-Executive Director

a.	Appointment of Philippe Balducchi as Non-Executive Director for a period of 1 year with effect as of this General Meeting (voting item)

Mr. Barry Engle was elected as non-executive directors in September 2021 for a three-year term ending at the annual general meeting of shareholders to be held in 2024. Mr. Henri Courpron was elected as non-executive director in July 2023 for a one-year term ending at the annual general meeting of shareholders to be held in 2024. Generally, an annual general meeting of shareholders is held prior to the end of September. However, as mentioned above, the audit of the annual report for the financial year 2023 has not yet been completed as a consequence whereof the annual general meeting of the Company for 2024 will only be convened later this year. In this context, Mr. Barry Engle and Mr. Henri Courpron have decided to end their term with effect as of the date of this General Meeting.

It is in the best interest of the Company to appoint a replacement for Mr. Barry Engle and Mr. Henri Courpron. Therefore, at the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Philippe Balducchi as a Non-Executive Director for a period of 1 year as of this General Meeting until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Philippe Balducchi’s skills, knowledge and expertise built up during his career. The Non-Executive Directors believe that Mr. Balducchi is well qualified to serve on the Board due to his strong background in aerospace management, deep knowledge of the aviation industry and broad experience as a director in aerospace companies.

Biography

Since 2021, Mr. Balducchi (60 years) is the Chief Financial Officer of KNDS, a leading European defense technology group. Prior to KNDS, Mr. Balducchi was CEO of Airbus Canada leading the transformation of the A220 program. Prior to that, Mr. Balducchi was CFO of Airbus North America, Head of Investor Relations for Airbus’ Group and Head of Performance Management for Airbus’ commercial aircraft business. During his time at Airbus, Mr. Balducchi was a board member of several main subsidiaries of Airbus, including Stelia Aerospace, Precision Aviation Group and Satair A/S.

Mr. Balducchi is an aviation engineer and holds an MBA from Ecole des Hautes Etudes Commerciales.

Mr. Balducchi holds no shares A of record in Lilium and holds no share options and no restricted stock units under the equity incentive plans of Lilium.

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Item 3: Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Dr. Thomas Enders as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of Dr. Thomas Enders will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Dr. Thomas Enders’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Dr. Enders is well qualified to continue serving on the Board because of his extensive experience in the aerospace industry.

Biography

Dr. Enders (65) has served on our Board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Since 2023, Dr. Enders has also served as an independent director on the Board of General Electric. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018 and currently serves on the boards of Lufthansa AG, Germany’s flag carrier, and Helsing GmbH, a young German AI company. Prior to joining the Lilium GmbH board, Dr. Enders held a number of positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’ Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at European Aeronautic Defense and Space Company (EADS) (rebranded as Airbus Group), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a degree as Dr. Phil from University of Bonn.

Dr. Enders holds 393,787 shares A of record in Lilium, 115,887 shares A issuable upon exercise of share options and 267,597 unvested restricted stock units under the equity incentive plans of Lilium.

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of David Wallerstein as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of David Wallerstein will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Wallerstein’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Wallerstein is well qualified to continue serving on the Board due to his investment experience in new and emerging technologies internationally.

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Biography

Mr. Wallerstein (50) has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer from 2014 to 2023, Senior Executive Vice President from 2001 to 2023 and Senior Advisor since 2024. Mr. Wallerstein holds a Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

Mr. Wallerstein holds 1,900,386 shares A of record in Lilium and 326,922 shares A issuable upon exercise of warrants. Mr. Wallerstein holds no share options and no restricted stock units under the equity incentive plans of Lilium.

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Niklas Zennström as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of Niklas Zennström will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Niklas Zennström’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Zennström is well qualified to continue serving on the Board due to his investment experience with disruptive technology companies.

Biography

Mr. Zennström (58) has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH advisory board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer-to-peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer-to-peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Orbital Systems, Rekki and Neko Health.

Mr. Zennström holds 430,496 shares A of record in Lilium and 276,566 shares A issuable upon exercise of warrants. Mr. Zennström holds no share options and no unvested restricted stock units under the equity incentive plans of Lilium.

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d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Gabrielle Toledano as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of Gabrielle Toledano will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Gabrielle Toledano’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. The Non-Executive Directors believe that Ms. Toledano is well qualified to continue serving on the Board because of her strong background in technology management and human capital management and her broad experience as a director of technology companies.

Biography

Ms. Toledano (57) has served as a member of our Board since September 2021. Since January 2020, Ms. Toledano has served as Chief Operating Officer at Keystone Strategy LLC, a strategy and economics consulting firm. From January 2021 to March 2021, Ms. Toledano served as Chief Talent Officer of ServiceNow Inc., a software company. From May 2017 to October 2018, Ms. Toledano served as the Chief People Officer of Tesla Inc., a manufacturer of electric vehicles and energy storage products. From February 2006 to May 2017, Ms. Toledano served as Chief Talent Officer and Advisor at Electronic Arts Inc., a video game company. Ms. Toledano has served as a director of Velo3D since July 2021 and Vaxxinity since February 2023. Previously, Ms. Toledano served on the boards of Better.com from April 2021 to April 2022, Namely, Inc. from February 2019 to October 2022, Bose Corporation since June 2020 to August 2022, Glu Mobile, Inc. from December 2017 to April 2021, Visier Inc from May 2014 to January 2021, TalentSky Inc from January 2015 to January 2019, Jhana from November 2016 to July 2017, Jive Software, Inc. from November 2015 to June 2017, Big City Mountaineers from May 2011 to September 2014, Rocket Fuel Inc. from January 2013 to January 2014 and Society of Human Resource Management from February 2009 to July 2011. Ms. Toledano holds a B.A. in Modern Thought and Literature and an M.A. in Education from Stanford University.

Ms. Toledano holds 301,091 shares A of record in Lilium and holds no share options and 252,062 unvested restricted stock units under the equity incentive plans of Lilium.

e.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of David Neeleman as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of David Neeleman will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Neeleman’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Neeleman’s experience in the aerospace industry makes him well qualified to continue serving on the Board.

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Biography

Mr. Neeleman (64) has served as a member of our Board since September 2021. Since he founded Azul Brazilian Airlines in 2008, Mr. Neeleman has served as the Chairman of its board of directors and served as its Chief Executive Officer until July 2017. Previously, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of and served on the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984, when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman was also part of a consortium that initially acquired a controlling interest in Tap Air Portugal (“TAP”) through TAP’s privatization in 2015 and was a member of the board of directors of TAP from 2015 to 2020.

Mr. Neeleman holds 247,000 shares A of record in Lilium and holds no share options and 252,062 restricted stock units under the equity incentive plans of Lilium.

f.	Re-appointment of Margaret (“Peggy”) M. Smyth as Non-Executive Director for a period of 1 year as of the annual general meeting to be held in 2024 (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Peggy Smyth as a Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. The Non-Executive Directors propose that the General Meeting so appoints. It is being noted that the current term of Peggy Smyth will continue and will only end at the annual general meeting of shareholders to be held in 2024.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Peggy Smyth’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. We believe that Ms. Smyth’s financial background and corporate leadership experience make her well qualified to continue serving on the Board.

Biography

Ms. Smyth (60) has served as a member of our Board since September 2021. Having been a Senior Advisor Global Infrastructure of QIC Global Infrastructure (“QIC”) since July 2021, Ms. Smyth is currently a Partner of QIC since July 2022 and also serves as chair of CenTrio, QIC’s subsidiary and the largest pure-play U.S. district energy provider, since July 2021 and of Renewa, Inc., QIC’s subsidiary and a renewables land finance company, since February 2022. Previously, Ms. Smyth served as the Chief Financial Officer of National Grid USA from October 2014 to June 2021, where she oversaw all finance, accounting, transactional and property services for National Grid. Prior to joining National Grid, Ms. Smyth served as Vice President of Finance for Consolidated Edison, Inc. from August 2012 to September 2014. Ms. Smyth previously served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of the former United Technologies Corp., from October 2010 to June 2011. Ms. Smyth also served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010 and Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth is currently a board member of a subsidiary of Mutual of America since February 2005, a board member and chair of the Audit Committee of Etsy, Inc. since June 2016, a board member and chair of the Audit Committee of Remitly, Inc. since May 2021 and a board member and chair of the Audit Committee of Frontier Communications Parent, Inc. since June 2021.

Ms. Smyth holds 316,953 shares A of record in Lilium and holds no share options and 252,062 restricted stock units under the equity incentive plans of Lilium.

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Note on Executive Directors Klaus Roewe and Daniel Wiegand

For the avoidance of doubt, Mr. Klaus Roewe, an executive director of the Board, was elected as an executive director in October 2022 for a six-year term ending on the day of the annual general meeting of shareholders to be held in 2028 and will continue to serve on the Board as an executive director. Further, Mr. Daniel Wiegand, an executive director of the Board, was elected as an executive director in September 2021 for an indefinite term and will continue to serve on the Board as an executive director.

Item 3: Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 35% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for Shares A in the share capital of the Company at any time during a period of 36 months from the date of the General Meeting up to a maximum of 35% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on July 7, 2023, September 11, 2023, May 30, 2024, and June 26, 2024.

Item 4: Amendment of the articles of association of the Company and the grant of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed (voting item)

This agenda item proposes to partially amend the articles of association to delete any provision that applied in the first three years following the date of the De-SPAC transaction of the Company (such date ending on September 14, 2024). Since the General Meeting will be held on September 18, 2024, these provisions will no longer apply following such date. It is therefore proposed to delete these provisions from the articles of association.

For the literal text of the proposed amendment reference is made to the double-column text with explanatory notes per article. The proposal includes a proxy to each member of the Board, as well as each, (deputy/assigned) civil law notary, lawyer and practice support lawyer officiating with Freshfields Bruckhaus Deringer LLP, Amsterdam office, to execute the deed of amendment of the articles of association.

Item 5: Reduction of issued share capital of the Company by a cancellation of 1,233,130 shares C held by the Company in treasury (voting item)

In accordance with article 11 of the articles of association of Lilium, it is proposed to reduce the issued share capital of the Company by a cancellation of 1,233,130 shares C, each share having a nominal value of EUR 0.02, currently held by the Company in treasury. The purpose of the cancellation is to simplify the Company’s balance sheet and capital structure.

The aggregate nominal value of the 1,233,130 shares C will be added to the distributable reserves of the Company. There are no other holders of shares A, shares B or shares C who will be affected by this cancellation of shares C.

The cancellation shall take place on the date as determined by the Board and be effected as per the date of registration of the cancellation of the shares C with the Dutch trade register taking into account the required creditor-objection period of two months.

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